Volteq Equipment Inc.

Financial Statements and Report

December 31, 2022

Table of Contents



Independent Auditor's Report

To the Management of:
Volteq Equipment Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Volteq Equipment Inc., which comprise the balance sheet as of December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the period then ended (since inception), and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Volteq Equipment Inc. as of December 31, 2022, and the results of its operations and its cash flows for the period then ended (since inception) in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Volteq Equipment Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 6 to the financial statements, the company has yet to begin generating revenue and has relied on related party debt to fund operations and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Volteq Equipment Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.
• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness

of Volteq Equipment Inc.'s internal control. Accordingly, no such opinion is expressed.
• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Volteq Equipment Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.



_____
Philip Debaugh, CPA

OWINGS MILLS, MD
January 18, 2023


Volteq Equipment Inc.

Balance Sheet

As of December 31, 2022


	Note		2022
Assets			
Current Assets			
Cash and cash equivalents	1.d	$	29,506
Prepaid expenses	1.f		61,145
Total Current Assets			90,651
Total Assets			90,651
Liabilities & Stockholders' Equity			
Liabilities			
Current Liabilities			
Accounts payable			5,928
Related party payable	2		166,279
Total Current Liabilities			172,207
Noncurrent Liabilities			
Related party loan	2		160,890
Total Noncurrent Liabilities			160,890
Total Liabilities			333,097
Stockholders' Equity	3		
Common stock, 1,000,000 shares authorized and 500,000 shares issued and oustanding; par value of $0.0001			50
Retained Earnings (Accumulated Deficit)			(242,496)
Total Equity Attributable to Parent			(242,446)
Total Stockholders' Equity			(242,446)
Total Liabilities & Stockholders' Equity		$	90,651

Volteq Equipment Inc.

Statement of Income

For the period (since inception) ended December 31, 2022

	Note		
Operating Expenses			
Research and development	1.h	$	94,494
Advertising and promotion			81,660
Company events			29,232
Travel			8,630
Communications and information technology			4,059
Legal and other professional fees and services			2,970
Office supplies			2,807
Other operating expense			1,254
Total Operating Expenses			225,106
Operating Income (Loss)			(225,106)
Other expense			
Interest expense on related party debt	2		(888)
Gain (loss) on foreign currency transactions	5		(16,502)
Total Other expense			(17,390)
Net Income (Loss)		$	(242,496)

Volteq Equipment Inc.
Statement of Stockholders' Equity
For the period (since inception) ended December 31, 2022

	Common Stock	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Balance at September 6, 2022	$ -	$ -	$ -
Issuance of 500,000 shares	50	-	50
Net income (loss)	-	(242,496)	(242,496)
Balance at December 31, 2022	$ 50	$ (242,496)	$ (242,446)


Volteq Equipment Inc.

Statement of Cash Flows

For the period ended December 31, 2022


	Note		
Cash Flows	7		
Cash Flows From Operating Activities			
Net income (loss)		$	(242,496)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities			
(Gain) loss on foreign currency transactions	5		16,502
(Increase) decrease in operating assets, net of effects of businesses acquired			
Prepaid expenses			(61,145)
Increase (decrease) in operating liabilities, net of effects of businesses acquired			
Accounts payable and accrued liabilities			5,928
Related party payable	2, 5		159,283
Net Cash Provided by (Used in) Operating Activities			(121,928)
Cash Flows from Financing Activities			
Proceeds from issuance of related party debt	2, 5		151,384
Proceeds from issuance of common stock	3		50
Net Cash Provided by (Used in) Financing Activities			151,434
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash			29,506
Cash, cash equivalents, and restricted cash at beginning of period			-
Cash, Cash Equivalents, and Restricted Cash at End of Year		$	29,506

Notes to the Financial Statements

1. Summary of significant accounting policies

a. Nature of operations

Volteq Equipment Inc. (the Company) is a manufacturing company selling industrial equipment. The main served region is the United States together with the plan to expand to Canada, the Caribbean, and Latin America. The Company will selling its products solely to the qualified dealer network in the regions mentioned above and expects to expand to end consumers after at least one year of operations. The main activities of the Company in the regions are to find, train, promote, support, and sell products to the dealers.

The Company was formed in the state of Delaware on September 6, 2022. The Company is currently owned by P-REDOMA s.r.o. which is a European entity under common ownership.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting. The accompanying financial statements are as of the Company's date of formation.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Cash and cash equivalents

Cash and cash equivalents includes deposits held at financial institutions in business checking and savings accounts.

e. Fair value measurements

Volteq Equipment Inc.
Notes to the Financial Statements
For the period ended December 31, 2022

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature.

f. Prepaid expenses

Prepaid expenses consist of payments and deposits made in advance for trade shows, marketing costs and trade memberships.

g. Income taxes

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination

Volteq Equipment Inc.
Notes to the Financial Statements
For the period ended December 31, 2022

by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a December 31 year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

h. Research and development

Research and development costs are charged to operations when incurred and are included in operating expenses. The amounts charged in 2022 were $94,494.

i. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Related party transactions

During the year, the Company purchased services from its parent company, P-REDOMA s.r.o., for €155,070. These purchases are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The liability for these purchases is presented as current related party debt on the balance sheet.

In October 2022, the Company borrowed €150,000 at a 5% annual interest rate from its parent company with a maturity date of October 21, 2025. The loan principal and accrued interest is due at maturity

Volteq Equipment Inc.
Notes to the Financial Statements
For the period ended December 31, 2022

and there are no other scheduled payments. During 2022, the Company recognized interest expense of $888.

Management has concluded that it is not practical to determine the fair value of related party loans as there is no comparable market data and thus is initially recognized at the cash amount received and adjusted for currency revaluation as of the balance sheet date.

Refer to Note 5 regarding the revaluation of the Company's related party liabilities and debt as of the balance sheet date.

3. Stockholders' equity

Under the articles of incorporation, the Company is authorized to issue 1,000,000 shares of Common Stock at a par value of $0.0001 per share. As of December 31, 2022, the number of shares issued and outstanding was 500,000.

4. Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

5. Foreign exchange

As discussed in Note 2, the Company has related party payables and loans denominated in Euros, which are subject to fluctuations as a result of changes in exchange rates. As these liabilities are to a Company that is under 100% common ownership, management considers any risk to be acceptable and therefore does not hedge its foreign exchange rate risks.

The foreign exchange loss for the year on the revaluation of these intercompany loans and payables was $16,502.

Related party balances denominated in Euros impacting cash flows from operations and financing activities are shown on the statement of cash flows prior to revaluation adjustment.

6. Going concern

Volteq Equipment Inc.
Notes to the Financial Statements
For the period ended December 31, 2022

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has operated at a loss and relied on related party debt to finance its operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to continue to raise funds via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

7. Subsequent events

Management evaluated all activity of the Company through January 18, 2023 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.